First Trust Value Line(r) Dividend Fund
Insert for Semi-Annual Report
BOARD CONSIDERATIONS REGARDING CONTINUATION OF ADVISORY CONTRACT
*	*	*
      The Trustees unanimously approved the continuation of the Investment Management Agreement (the 'Agreement') between First Trust Advisors L.P. ('First Trust') and First Trust Value Line(r) Dividend Fund (the 'Fund') at a meeting held on June 13, 2005.
The Board of Trustees determined that the Agreement is in the best interests of the Fund and its shareholders and that the compensation arrangement set forth in the Agreement is fair and reasonable in light of the nature and extent and quality of the services provided by First Trust and such other matters as the Trustees considered to be relevant in the exercise of their reasonable business judgment, including information provided by First Trust since the Agreement was initially approved in July 2003.

      To reach this determination, the Trustees considered their duties under the 1940 Act as well as under the general principles of state law in reviewing and approving advisory contracts; the requirements of the 1940 Act in such matters; the fiduciary duty of investment advisers with respect to advisory agreements and compensation; the standards used by courts in determining whether investment company boards have fulfilled their duties; and the factors to be considered by the Trustees in voting on such agreements. The Independent Trustees received advice from independent legal counsel. The Trustees also applied their business judgment to determine whether the arrangement between the Fund and First Trust was a reasonable business arrangement from the Fund's perspective as well as from the perspective of its shareholders.
In reviewing such arrangement, the Board of Trustees considered factors such as the nature, quality and scope of services provided by First Trust under the Agreement and the fairness of the fee charged.

      The Trustees reviewed data compiled from an independent source showing the advisory fees and expense ratios of the Fund compared to those of a peer group of similar funds and the Fund's advisory fees and expense ratios as compared to an expense universe of non-leveraged, closed-end funds. The Trustees concluded that the Fund's advisory fees and expense ratios compared favorably to the expense group and the expense universe. The Trustees also considered the Fund's performance for the year ended December 31, 2004 as compared to that of the three other non-leveraged closed-end funds in the performance universe selected by the independent source and concluded that the Fund's performance was reasonable, particularly in light of the small number of funds to which it was able to be compared. The Trustees determined that First Trust adhered to the Fund's investment strategies and that the services that had been provided to the Fund by First Trust were good. The Trustees noted that First Trust had not identified any economies of scale realized by the Fund, and therefore the Trustees concluded that any economies of scale were not meaningful. The Trustees also considered the costs of the services provided and estimated profits to be realized by First Trust from its relationship with the Fund, as set forth in the materials provided to the Board. The Trustees noted the inherent limitations in the profitability analysis, and concluded that First Trust's profitability appeared to be reasonable in light of the services provided to the Fund. In addition, the Trustees considered and discussed any ancillary benefits derived by First Trust from its relationship with the Fund and noted that First Trust receives no brokerage or soft dollars from the Fund and therefore the typical fall-out benefits are not present. The Trustees concluded that any other fall-out benefits received by First Trust or its affiliates would appear to be attenuated. Based on all of the factors considered, the Trustees concluded that it was in the best interests of the Fund and its shareholders to approve the continuation of the Agreement, including the fees to be charged for services thereunder.




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